Exhibit 21.1
Subsidiaries (all are 100% owned)

Name	Jurisdiction
Level 8 Technologies, Inc.	Delaware
Cicero Technologies, Inc,	Delaware
Cicero Technologies Acquisition, LLC	Delaware
Template Software de Mexico, S.A. de C.V.	Mexico
Level 8 Systems Australia Pty Ltd	Australia
Template Software Holding GmbH	Germany
Template SoftwareGeschaftsfuhrungs GmbH	Germany
Template Software GmbH	Germany
Level 8 Worldwide Holdings Ltd	Delaware
Seer Technologies de Argentina S.A	Argentina
Level 8 FSC, Inc	Barbados
Level 8 Benelux B.V	Netherlands
Seer Technologies do Brasil Ltd.	Brazil
Level 8 Canada, Inc	Canada
Level 8 Europe (Deutschland) GmbH	Germany
Level 8 Ireland Limited	Ireland
Level 8 Systems Nordic AB	Sweden
Seer Korea Co., Limited	South Korea
Seer Technologies Singapore PTY, Limited	Singapore
Seer Technologies Hong Kong Limited	Hong Kong
3020126 Canada, Inc. (fka Bizware)	Canada